SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549






                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                           (Amendment No. _________)*

                             INTERCOM SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.0005 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   458530 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                  May 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [   ]   Rule 13d-1(b)
 [ X ]   Rule 13d-1(c)
 [   ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.   458530 10 2            13G         Page 2 of 9 Pages
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--------- ----------------------------------------------------------------------

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                   Ronald I. Heller
--------- ----------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                          (a)[ ]
                                                                          (b)[ ]

--------- ----------------------------------------------------------------------

3         SEC USE ONLY

--------- ----------------------------------------------------------------------

4         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
-------- -----------------------------------------------------------------------

                           5      SOLE VOTING POWER

                                           1,500,000 Shares
NUMBER OF SHARES           ------ ----------------------------------------------
BENEFICIALLY
OWNED BY EACH              6      SHARED VOTING POWER
REPORTING
PERSON WITH                                1,000,000 Shares
                           ------ ----------------------------------------------

                           7      SOLE DISPOSITIVE POWER

                                           1,500,000 Shares
                           ------ ----------------------------------------------

                           8      SHARED DISPOSITIVE POWER

                                           1,000,000 Shares
--------- ----------------------------------------------------------------------

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   2,500,000 Shares
--------- ----------------------------------------------------------------------

10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                                 [ ]

--------- ----------------------------------------------------------------------

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   17.8%
--------- ----------------------------------------------------------------------

12        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                   IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No.   458530 10 2            13G         Page 3 of 9 Pages
--------------------------                     ---------------------------------

--------- ----------------------------------------------------------------------

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                   Joyce L. Heller
--------- ----------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                          (a)[ ]
                                                                          (b)[ ]

--------- ----------------------------------------------------------------------

3         SEC USE ONLY

--------- ----------------------------------------------------------------------

4         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
--------- ----------------------------------------------------------------------

                           5      SOLE VOTING POWER

                                           0
NUMBER OF SHARES           ------ ----------------------------------------------
BENEFICIALLY
OWNED BY EACH              6      SHARED VOTING POWER
REPORTING
PERSON WITH                                1,000,000 Shares
                           ------ ----------------------------------------------

                           7      SOLE DISPOSITIVE POWER

                                           0
                           ------ ----------------------------------------------

                           8      SHARED DISPOSITIVE POWER

                                           1,000,000 Shares
--------- ----------------------------------------------------------------------

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,000,000 Shares
--------- ----------------------------------------------------------------------

10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                                 [ ]

--------- ----------------------------------------------------------------------

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   7.1%
--------- ----------------------------------------------------------------------

12        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                   IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                     ---------------------------------

CUSIP No.   458530 10 2            13G         Page 4 of 9 Pages
--------------------------                     ---------------------------------

--------- ----------------------------------------------------------------------

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                   The Heller Family Foundation
--------- ----------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                          (a)[ ]
                                                                          (b)[ ]

--------- ----------------------------------------------------------------------

3         SEC USE ONLY

--------- ----------------------------------------------------------------------

4         CITIZENSHIP OR PLACE OF ORGANIZATION

                   New Jersey
--------- ----------------------------------------------------------------------

                           5      SOLE VOTING POWER

                                           1,500,000 Shares
NUMBER OF SHARES           ------ ----------------------------------------------
BENEFICIALLY
OWNED BY EACH              6      SHARED VOTING POWER
REPORTING
PERSON WITH                                0
                           ------ ----------------------------------------------

                           7      SOLE DISPOSITIVE POWER

                                           1,500,000 Shares
                           ------ ----------------------------------------------

                           8      SHARED DISPOSITIVE POWER

                                           0
--------- ----------------------------------------------------------------------

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,500,000 Shares
--------- ----------------------------------------------------------------------

10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                                 [ ]

--------- ----------------------------------------------------------------------

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   10.7%
--------- ----------------------------------------------------------------------

12        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                   OO
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No.   458530 10 2            13G         Page 5 of 9 Pages
--------------------------                     ---------------------------------

Item 1(a).    Name of Issuer:

              Intercom Systems, Inc. ("Issuer")
              ------------------------------------------------------------------

Item 1(b.)    Address of Issuer's Principal Executive Offices:

              111 Village Parkway, Building #2, Marietta, Georgia 30067
              ------------------------------------------------------------------

Item 2(a).    Name of Persons Filing:

              (1) Ronald I. Heller ("Ronald")
              ------------------------------------------------------------------
              (2) Joyce L. Heller ("Joyce")
              ------------------------------------------------------------------
              (3) The Heller Family Foundation (the "Foundation")
              ------------------------------------------------------------------

Item 2(b).    Address of Principal Business Office or, if None, Residence:

              (1) Ronald's address is 74 Farview Road, Tenafly, New Jersey 07670
              ------------------------------------------------------------------
              (2) Joyce's address is the same as Ronald's
              ------------------------------------------------------------------
              (3) The Foundation's address is the same as Ronald's
              ------------------------------------------------------------------

Item 2(c).    Citizenship:

              (1) Ronald is a United States citizen
              ------------------------------------------------------------------
              (2) Joyce is a United States citizen
              ------------------------------------------------------------------
              (3) The Foundation is organized in the State of New Jersey
              ------------------------------------------------------------------

Item 2(d).    Title of Class of Securities:

              Common Stock, par value $.0005 per share
              ------------------------------------------------------------------

Item 2(e).    CUSIP Number:

              458530 10 2
              ------------------------------------------------------------------

Item 3. If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

        (a)  [  ]  Broker or dealer registered under Section 15 of the Exchange
                   Act;
        (b)  [  ]  Bank as defined in Section 3(a)(6) of the Exchange Act;
        (c)  [  ]  Insurance company as defined in Section 3(a)(19) of the
                   Exchange Act;
        (d)  [  ]  Investment company registered under Section 8 of the
                   Investment Company Act;
        (e)  [  ]  An investment adviser in accordance with Rule
                   13d-1(b)(ii)(E);
        (f)  [  ]  An employee benefit plan or endowment fund in accordance with
                   Rule 13d-1(b)(1)(ii)(F);
        (g)  [  ]  A parent holding company or control person in accordance with
                   Rule 13d-1(b)(ii)(G)
        (h)  [  ]  A savings association as defined in Section 3(b) of the
                   Federal Deposit Insurance Act;
        (i)  [  ]  A church  plan that is  excluded  from the  definition  of an investment company under Section 3(c)(14) of the Investment Company Act;
        (j)  [  ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

--------------------------                     ---------------------------------

CUSIP No.   458530 10 2            13G         Page 6 of 9 Pages
--------------------------                     ---------------------------------

Item 4.       Ownership

              Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

        (a) Amount beneficially owned:
               (1) Ronald does not directly own any shares of common stock of the Issuer. Each of the Ronald I. Heller Revocable Trust dated 12/23/97 ("Ronald Trust") and Joyce L. Heller Revocable Trust dated 12/23/97 ("Joyce Trust") own 500,000 shares of common stock of the Issuer. Ronald and Joyce are the co-trustees of the Ronald Trust and Joyce Trust. Additionally, the Foundation owns 1,500,000 shares of common stock of the Issuer. Ronald is the President of the Foundation. As the co-trustee of the Ronald Trust and Joyce Trust and the President of the Foundation, Ronald would be deemed to have beneficial ownership of the 2,500,000 shares of common stock of the Issuer owned by the Ronald Trust, Joyce Trust and Foundation.
               (2) Joyce does not directly own any shares of common stock of the Issuer. As the co-trustee of the Ronald Trust and Joyce Trust, Joyce would be deemed to have beneficial ownership of the 1,000,000 shares of common stock of the Issuer owned by the Ronald Trust and Joyce Trust.
               (3) The Foundation beneficially owns 1,500,000 shares of common stock of the Issuer.

        (b) Percent of Class:
               (1)  17.8%
               (2)  7.1%
               (3)  10.7%

        (c) Number of shares as to which such person has:
            (i) Sole power to vote or to direct the vote:
               (1)  1,500,000 shares of common stock.
               (2)  0 shares of common stock.
               (3)  1,500,000 shares of common stock.

            (ii) Shared power to vote or to direct the vote:
               (1)  1,000,000 shares of common stock.
               (2)  1,000,000 shares of common stock.
               (3)  0 shares of common stock.

            (iii) Sole power to dispose or to direct the disposition of:
               (1)  1,500,000 shares of common stock.
               (2)  0 shares of common stock.
               (3)  1,500,000 shares of common stock.

            (iv) Shared power to dispose or to direct the disposition of:
               (1)  1,000,000 shares of common stock.
               (2) 1,000,000 shares of common stock.
               (3) 0 shares of common stock.

     Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5.       Ownership of Five Percent or Less of a Class

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: |_|

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

              None.

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CUSIP No.   458530 10 2            13G         Page 7 of 9 Pages
--------------------------                     ---------------------------------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

              None.

Item 8.       Identification and Classification of Members of the Group.

              None.

Item 9.       Notice of Dissolution of Group.

              None.

Item 10.      Certifications.

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

--------------------------                     ---------------------------------

CUSIP No.   458530 10 2            13G         Page 8 of 9 Pages
--------------------------                     ---------------------------------

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 5, 2003
                                /s/ Ronald I. Heller
                                ---------------------------------
                                Ronald I. Heller


                                /s/ Joyce L. Heller
                                ---------------------------------
                                Joyce L. Heller


                                The Heller Family Foundation


                                /s/ Ronald I. Heller
                                ---------------------------------
                       By:      Ronald I. Heller, President

--------------------------                     ---------------------------------

CUSIP No.   458530 10 2            13G         Page 9 of 9 Pages
--------------------------                     ---------------------------------

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT

     AGREEMENT dated as of June 5, 2003, between Ronald I. Heller, Joyce L. Heller and The Heller Family Foundation (together, the "Parties").

     Each Party hereto  represents to the other Party that it is eligible to use
Schedule 13G to report its beneficial interest in shares of common stock, $.0005 par value per share, of Intercom Systems, Inc. ("Schedule 13G") and it will file the Schedule 13G on behalf of itself.

     Each of the Parties agrees to be  responsible  for the timely filing of the
Schedule 13G and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13G, and the other Party to the extent it knows or has reason to believe that any information about the other Party is inaccurate.

Dated:  June 5, 2003
                                /s/ Ronald I. Heller
                                ---------------------------------
                                Ronald I. Heller


                                /s/ Joyce L. Heller
                                ---------------------------------
                                Joyce L. Heller


                                The Heller Family Foundation


                                /s/ Ronald I. Heller
                                ---------------------------------
                       By:      Ronald I. Heller, President